UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 6, 2021, EXFO Inc. (the “Corporation”), a Canadian corporation, has entered into an amendment to the arrangement agreement, dated June 7, 2021, pursuant to which 11172239 Canada Inc. (the “Purchaser”), a corporation controlled by Mr. Germain Lamonde, EXFO’s founder and majority shareholder, will acquire all of the issued and outstanding subordinate voting shares of the Corporation not already controlled, directly or indirectly, by Mr. Germain Lamonde (the “Arrangement Agreement”). The amendment to the Arrangement Agreement (the “Amending Agreement”) on substantially the terms whereby, among other things, (i) certain technical amendments to the sequencing of the plan of arrangement of the Arrangement Agreement will be made, (ii) the deadline to convene and conduct a meeting of the Corporation’s shareholders was extended, and (iii) the possibility that Mr. Philippe Morin will become a shareholder of the Purchaser prior to completion of the arrangement pursuant to the Arrangement Agreement was included in the Arrangement Agreement. This report on Form 6-K sets forth the Amending Agreement disclosed on July 7, 2021. This Arrangement Agreement is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: July 7, 2021

AMENDING AGREEMENT
THIS AMENDING AGREEMENT is made as of July 6, 2021,
BETWEEN:	11172239 CANADA INC., a corporation incorporated under the federal laws of Canada; (the “Purchaser”)
AND:	G. LAMONDE INVESTISSEMENTS FINANCIERS INC., a corporation incorporated under the laws of the province of Quebec; (the “Purchaser Parent”)
AND:	EXFO INC., a corporation incorporated under the federal laws of Canada; (the “Corporation”).

WHEREAS the Purchaser, the Purchaser Parent and the Corporation entered into an arrangement agreement (the “Arrangement Agreement”) dated June 7, 2021, pursuant to which, among other things, the Purchaser has agreed, subject to the satisfaction or waiver of the closing conditions set out therein, to acquire all of the issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”) other than those Subordinate Voting Shares owned or beneficially controlled by the Purchaser or any of its affiliates;
AND WHEREAS the Parties wish to amend the Arrangement Agreement as set forth herein;
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:
1	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Arrangement Agreement.
2	The Parties agree to amend the Arrangement Agreement by deleting the defined term “Excluded Shares” in Section 1.1 of the Arrangement Agreement in its entirety and replacing it with the following:
“Excluded Shares” means the Subordinate Voting Shares owned or beneficially controlled by (i) the Purchaser, (ii) the Rolling Shareholder, or (iii) any of their respective affiliates.

3	The Parties agree to amend the Arrangement Agreement by deleting the defined term “Purchaser Termination Fee” in Section 1.1 of the Arrangement Agreement and replacing it with the following:
“Purchaser Termination Fee” means 2.75% of the total Consideration to be paid by the Purchaser pursuant to the Arrangement; provided that, such calculation of the total Consideration payable shall exclude: (i) if a definitive agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the date upon which the Purchaser Termination Fee becomes payable, such that the Rolling Shareholder would have, effective upon Closing, become a shareholder of the Purchaser, the Excluded Shares; and (ii) if no definitive agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the date upon which the Purchaser Termination Fee becomes payable, the Subordinate Voting Shares owned or beneficially controlled by the Purchaser or any of its affiliates.

4	The Parties agree to amend the Arrangement Agreement by adding the defined term “Rolling Shareholder” in Section 1.1 of the Arrangement Agreement as follows:
“Rolling Shareholder” means Mr. Philippe Morin or a holding company to be held directly or indirectly by him that holds Subordinate Voting Shares.
5	The Parties agree to amend Section 2.3(1) of the Arrangement Agreement by deleting the date “July 30, 2021” and replacing it with “August 13, 2021”.
6	The Parties agree to amend Section 2.10 of the Arrangement Agreement by deleting it in its entirety and replacing it with the following:
Section 2.10	Payment of Consideration.
The Purchaser shall, following receipt of the Final Order and immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director, transfer or cause to be transferred to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation and the Purchaser, each acting reasonably) in order to satisfy the aggregate Consideration payable to the SVS Shareholders (other than, (i) to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the filing of the Articles of Arrangement such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser, the holders of the Excluded Shares or (ii) if no such agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder, the Purchaser or any of its affiliates) as provided for in the Plan of Arrangement.
7	The Parties agree to amend Section 8.2(2) of the Arrangement Agreement by deleting the introductory language thereof in its entirety and replacing it with the following:
(2)
For the purposes of this Agreement, “Corporation Termination Fee” means 2.75% of the total Consideration to be paid by the Purchaser pursuant to the Arrangement (provided that, such calculation of the total Consideration payable shall exclude: (i) if a definitive agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the date on which the Corporation Termination Fee becomes payable such that the Rolling Shareholder would have, effective upon Closing, become a shareholder of the Purchaser, the Excluded Shares; and (ii) if no such definitive agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the date on which the Corporation Termination Fee becomes payable the Subordinate Voting Shares owned or beneficially controlled by the Purchaser or any of its affiliates), and “Corporation Termination Fee Event” means the termination of this Agreement:

8
The Parties agree to amend the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by adding the defined term “Rolling Shareholder” in Section 1.1 of the Plan of Arrangement as follows:

“Rolling Shareholder” means Mr. Philippe Morin or a holding company to be held directly or indirectly by him that holds Subordinate Voting Shares.
9
The Parties agree to amend the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by deleting Section 2.3 of the Plan of Arrangement in its entirety and replacing it with the following:

Section 2.3	Arrangement
Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:
(1)
each Corporation DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall, without any further action by or on behalf of a holder of Corporation DSUs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the Consideration, less applicable withholdings, and each such Corporation DSU shall immediately be cancelled and all obligations in respect of the Corporation DSUs shall be deemed to be fully satisfied;

(2)
each Corporation SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SAR Plan, shall, without any further action by or on behalf of a holder of Corporation SARs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation SAR determined on the date of grant, less applicable withholdings (for greater certainty, where such amount is negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Corporation SAR any amount in respect of such Corporation SAR), and each such Corporation SAR shall immediately be cancelled and all obligations in respect of the Corporation SARs shall be deemed to be fully satisfied;

(3)
(i) each holder of Corporation DSUs and Corporation SARs shall cease to be a holder of such Corporation DSUs and Corporation SARs; (ii) such holder’s name shall be removed from each applicable register except for Corporation SARs for which there is no register; (iii) the DSU Plan and SAR Plan and all agreements relating to such Corporation DSUs and Corporation SARs shall be terminated and shall be of no further force and effect; and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(1) and Section 2.3(2), as applicable, at the time and in the manner specified in such Sections;

(4)
each outstanding Subordinate Voting Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:

(a)
such Dissenting Holder shall cease to have any rights as a SVS Shareholder other than the right to be paid the fair value of its Subordinate Voting Shares by the Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and
(c)	the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);

(5)
each outstanding Subordinate Voting Share (other than (i) Subordinate Voting Shares held by any Dissenting Holder who has validly exercised such holder’s Dissent Right and (ii) Subordinate Voting Shares owned or beneficially controlled by (x) the Purchaser, (y) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (z) any of their respective affiliates) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration per Subordinate Voting Share, and

(a)
the holder of such Subordinate Voting Share shall cease to have any rights as a SVS Shareholder other than the right to be paid the Consideration per Subordinate Voting Share in accordance with this Plan of Arrangement;

(b)	the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and
(c)	the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and
(6)
(i) the LTIP relating to Corporation RSUs and Corporation PSUs shall be amended, restated or supplemented as is necessary to take into account the privatization of the Corporation, including for purposes of modifying the method, conditions and restrictions of exercise of Corporation RSUs and Corporation PSUs, adding a cash settlement feature with respect to the Corporation RSUs and modifying the valuation methodology, and (ii) each Corporation RSU and Corporation PSU outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, remain outstanding and governed by the terms of the LTIP and any RSU Agreement and PSU Agreement, as applicable, in each case as amended, restated or supplemented in accordance with clause (i) of this paragraph.

10
The Parties agree to amend Section 4.1(1) of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by deleted the words “(other than the Dissenting Holders and the Purchaser or its affiliates)” and replacing such words with the following:

(other than the Dissenting Holders and (i) the Purchaser, (ii) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (iii) any of their respective affiliates).
11
The parties agree to amend paragraph (9) of the representations and warranties of the Purchaser attached as schedule D to the Arrangement Agreement by deleting such paragraph in its entirety and replacing it with the following:

(9) Assets and Liabilities.
The Purchaser does not have any operations, assets or liabilities, other than pursuant to this Agreement, the Debt Commitment Letters, the D&O Support and Voting Agreements and, to the extent any such agreement is entered into and executed, any agreement with the Rolling Shareholder including, as applicable, with respect to a rollover of his or its Subordinate Voting Shares or other transaction such that he or it becomes a shareholder in the Purchaser.
12
The parties agree to amend paragraph (10) of the representations and warranties of the Purchaser attached as schedule D to the Arrangement Agreement deleting the last sentence of such paragraph in its entirety and replacing it with the following:

Assuming the Debt Financing is funded in accordance with the Debt Commitment Letters, the accuracy of the representations and warranties set forth in Schedule C to the extent necessary to satisfy the condition in Section 6.2(1) and performance by the Corporation of its obligations under this Agreement, the net proceeds of the Debt Financing will in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement to the SVS Shareholders (other than, (i) to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser, the holders of the Excluded Shares or (ii) if no such agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder, the Purchaser or any of its affiliates), all related fees and expenses on the Effective Date and any other amount to be paid by the Purchaser under this Agreement in connection with the consummation of the transaction contemplated by this Agreement and the Plan of Arrangement.
13
Except for the foregoing amendments, the parties hereto acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Arrangement Agreement and this Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

14	In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Arrangement Agreement, the provisions of this Amending Agreement shall prevail.
15
This Amending Agreement becomes effective only when executed by the Corporation, the Purchaser and the Purchaser Parent. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser, the Purchaser Parent and their respective successors and permitted assigns.

16
Neither this Amending Agreement nor any of the rights or obligations under this Amending Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights and obligations under this Amending Agreement to any of its affiliates, but none of any such assignments shall (i) relieve the Purchaser of its obligations hereunder, (ii) impair, delay or prevent the satisfaction of any other conditions set forth in this Amending Agreement, or (iii) impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement.

17
If any provision of this Amending Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Amending Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amending Agreement so as to effect the original intent of the Parties.

18	This Amending Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.
19
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

20
The Parties expressly acknowledge that they have requested that this Amending Agreement be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente soit rédigé en anglais seulement.

21
This Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Amending Agreement.
11172239 CANADA INC.
Per:	(s) Germain Lamonde
Name: Germain Lamonde Title: President

EXFO INC.
Per:	(s) Benoit Ringuette
Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Per:	(s) Pierre Plamondon
Name: Pierre Plamondon Title: Chief Financial Officer

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.
Per:	(s) Germain Lamonde
Name: Germain Lamonde Title: President

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